EMPLOYMENT AGREEMENT

This Agreement, dated as of ________________1998, is between SpaceDev Inc. a Colorado Corporation ("the Company" or "SPDV"), with offices in Washington DC and San Diego, California; and Jan A. King ("King").

WHEREAS

SPDV and King wish to enter into an employment relationship on the following terms and conditions.

A. SPDV considers the services of King to be provided under this Agreement to be unique, extraordinary, and/or of intellectual character.

B. SPDV has spent significant time, effort, and money to develop certain Proprietary Information (as defined below), which SPDV considers vital to its business and goodwill.

C. The Proprietary Information will necessarily be communicated to or acquired by King in the course of his employment with SPDV, and SPDV wishes to hire King only if, in doing so, it can protect its Proprietary Information and goodwill.

D. SPDV anticipates that certain Invention/Ideas (as defined below) will be conceived, developed, or reduced to practice by King during the course of his employment by SPDV.

E. SPDV wishes to hire King only if, in doing so, it can provide for the disclosure, assignment, and protection of these Invention/Ideas as provided in this Agreement.

ACCORDINGLY, the parties agree as follows:

1.  Period of Employment.

(a) Basic Term. SPDV shall employ King to render services to SPDV in the position and with the duties and responsibilities described in Section 2 for the period (the "Period of Employment") commencing on the date of this Agreement and, unless this agreement is extended by mutual written agreement, ending as set forth in Section 4.

(b) Renewal. Subject to Section 4, King's employment will be renewed automatically for additional one (1) year periods (without any action by either party) on the Term Date and on each anniversary thereof, unless one party gives to the other written notice thirty (30) days in advance of the beginning of any one-year renewal period that the Period of Employment is to be terminated. Either party may elect not to renew this Agreement with or without cause, in which case this Section 1(b) shall govern King's termination and not Section 4 (except for King's termination obligations

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      set forth in Section 4(h), which shall remain in effect). Nothing stated
      in this Agreement or represented orally or in writing to either party shall create an obligation to renew this Agreement.
(c)
2.  Position and Responsibilities.

         (a) Position. King accepts employment with SPDV in the position of Vice President - Space Engineering. As such, King will be responsible for the following job functions, in addition to those as assigned by the president:

                           1. The Vice President - Space Engineering will report
                  to the president of SpaceDev. The chief engineer(s) and their staff will report to the Vice President - Space Engineering. The Vice President - Space Engineering will be responsible for hiring the technical staff for SpaceDev who will have the responsibility to design and develop the space and ground segments of the NEAP-1 system, and who may simultaneously be given the title and responsibilities of Spacecraft Engineer for the NEAP mission. Vice President - Space Engineering will assist the marketing staff by evaluating customer instruments and assuring their compatibility with the spacecraft and the ground system elements. The Vice President - Space Engineering will be responsible for presentations to new potential customers, investors and due diligence committee representatives; be responsible for the procurement of all necessary government licenses associated with the use of the radio spectrum, launch vehicles as well as other technical documents as needed; the preparation of any FCC or NTIA filing(s) that may be required and preparation of technical documents necessary in the procurement of the launch vehicles required for SpaceDev missions; assist in negotiations on major contracts where technical input is required; protecting and optimizing the use of the company's intellectual property rights (IPR) which are developed/generated by the company, it's consultants and/or contractors. As a necessary part of these duties, the Vice President - Space Engineering will be required to remain informed of current and emerging technology in the small, low cost spacecraft field and be required to institute suitable means of obtaining access to key technologies for SpaceDev as they become available to enhance performance, increase reliability and reduce cost of SpaceDev space missions. Where applicable and as approved by the president and the Board of Directors of SpaceDev the Vice President - Space Engineering would implement IR&D activities that will assure key technologies are available for SpaceDev mission in a timely manner.

2. King shall devote reasonable efforts and full-time attention to the performance of his duties. King shall be subject to the direction of SPDV, which shall retain full control of the means and methods by which he performs the above services and of the place(s) at which all services are rendered. King

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shall report to the President of SPDV. It is expected that King will be expected to travel (within reason) if necessary or advisable in order to meet the obligations of his position.

(a) Other Activity. Except with the prior written consent of SPDV, King (during the Period of Employment) shall not (1) accept any other employment; or (2) engage, directly or indirectly, in any other business venture for pecuniary gain, which relates to SPDV's primary business. This subsection shall not prohibit the participation by King in any trade associations or groups formed purely for recreation or the advancement of the group members career, education, know-how, association with other group members or groups or other purpose where group members are not compensated for their participation.

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(b)      Representations. King represents and warrants (1) that he believes he is fully qualified and competent to perform the responsibilities for which he is being hired pursuant to the terms of this Agreement; and
         (2) that King's execution of this Agreement, his employment with SPDV, and the performance of his proposed duties under this Agreement shall not violate any obligations he may have to any former employer, Public Law or restriction due to his prior government service, including any obligations with respect to proprietary or confidential information of any other person or entity.

3.  Compensation and Benefits.

(a) Salary. In consideration of the services to be rendered under this Agreement, SPDV shall pay King One Hundred Thirty-two Thousand Dollars ($132,000) per year, payable semi-monthly, pursuant to the procedures regularly established, and as they may be amended, by SPDV in its sole discretion, during the Period of Employment.

(b) Corporate Stock. As additional consideration King shall be issued Common Stock in SPDV as follows:

         (1) 5,000 shares on execution of this agreement;

         (2) 5000 shares per year commencing at the end of the second anniversary of this agreement and each year thereafter of successfully completed employment under the terms of this agreement. (e.g. The 5000 shares for the second year will be issued at the end of the second year (July 2000) and thereafter at the end of each twelve month term completed

         (3) 10,000 shares upon the successful completion of the NEAP space craft. Completion shall be deemed to have occurred for purposes of this section when the spacecraft is built, tested and certified as ready for launch within time, mass and fiscal budgets. For purposes of this section, King and SpaceDev will agree in writing prior to the commencement of the NEAP space craft project as to the time, mass and fiscal budgets which will be acceptable to both parties for King to qualify for the issuance of shares under this subsection;

         (4) 15,000 shares for the successful launch into cruise phase by the Company of the NEAP space craft;

         (5) 25,000 shares for the successful completion of the NEAP mission.

(c) All shares issued under subsections 3(b) may have a restriction on transfer at the sole discretion of SPDV which shall not exceed one year; except that, if the NASD requires a longer restriction in connection with any offering the

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Company makes in connection with a Registered Offering, the shares shall be restricted as required by the NASD, any underwriter or the Company.

(d) With the exception of shares issued pursuant to Section 3(b)(1), the issuance of all stock under this Section is conditioned on this agreement being in full force and effect. In the event this agreement is terminated for any reason all rights to receive the stock compensation set forth is subsections 3(b)(2) through 3(b)(5) shall terminate.

(e) THE COMMON STOCK TO BE ISSUED AS CONSIDERATION UNDER THIS AGREEMENT ARE CLASSIFIED AS SECURITIES UNDER THE SECURITIES AND EXCHANGE ACT OF 1933 (ACT) AND HAVE NOT BEEN QUALIFIED OR REGISTERED WITH THE COMMISSIONER OF CORPORATIONS OF ANY STATE OR THE SECURITIES AND EXCHANGE COMMISSION (SEC). THE SALE OR TRANSFER OF THOSE SECURITIES MAY BE UNLAWFUL UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY HAS NO PLANS AT THIS TIME TO REGISTER THE STOCK.

(f) Benefits. King shall be entitled to three weeks of vacation leave in accordance with SPDV's standard policies. King shall receive, as additional compensation: (1) a term life insurance policy payable to a beneficiary of his election, at a value of two times his annual salary as set forth in subparagraph 3 (a) above; and, (2) a policy of disability insurance ("Policy") which pays a sum on disability, (after the "waiting period" and for any "disability" as both are defined in the Policy) equal to King's salary compensation as set forth in subsection 3(a) above. As King becomes eligible therefor, King shall have the right to participate in and to receive benefits from all present and future benefit plans specified in SPDV's Employee Handbook and generally made available to similarly situated employees of SPDV. The stock compensation set forth in subsections 3(b) shall be in addition to any incentive stock option or other stock compensation plan offered to all employees under a plan approved or adopted by the Company. The amount and extent of benefits to which King is entitled shall be governed by the specific benefit plan, as amended. King also shall be entitled to any benefits or compensation tied to termination as described in Section 4. Nothing stated in this Agreement shall prevent SPDV from changing or eliminating any benefit, except for salary, stock, vacation period, and insurances as provided in Section 3 of this Agreement, during the Period of Employment as SPDV, in its sole discretion, may deem necessary or desirable. No statement concerning benefits or compensation to which King is entitled shall alter in any way the term of this Agreement, any renewal thereof, or its termination. All compensation and comparable payments to be paid to King under this Agreement shall be less withholdings required by law.

(g) Expenses. SPDV shall reimburse King for reasonable travel and other business expenses incurred by King in the performance of his duties, in accordance with SPDV's policies, as they may be amended in SPDV's sole discretion. Upon the execution of this agreement SpaceDev will pay King a one time relocation allowance of $5500.00.

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4.  Termination of Employment

(a) By Death. The Period of Employment shall terminate automatically upon the death of King. SPDV shall pay to and deliver to King's beneficiaries or estate, as appropriate, any compensation and shares of stock then due and owing, including payment for accrued unused vacation, if any. Thereafter, all obligations of SPDV under this Agreement shall cease. Nothing in this Section shall affect any entitlement of King's heirs to the benefits of any life insurance plan or other applicable benefits.

(b) By Disability. If King, in the opinion of SPDV's physician or other medical consultant has been or will be prevented from properly performing his duties under this Agreement for more than sixty (60) days in any twelve month period as a result of any physical or mental incapacity then, to the extent permitted by law, SPDV may terminate the Period of Employment upon two (2) weeks' advance written notice. SPDV shall pay and deliver to King all compensation and shares of stock to which he is entitled up through the last business day of the notice period; thereafter, all obligations of SPDV under this Agreement shall cease. Nothing in this Section shall affect King's rights under any applicable SPDV corporate disability plan, if one exists at the time of Kings' termination.

(c) By Employer Not For Cause. At any time, SPDV may terminate King for any reason, with or without cause, by providing King thirty (30) days' advance written notice. SPDV shall have the option, in its complete discretion, to terminate King at any time prior to the end of such notice period, provided SPDV pays and delivers to King all compensation and shares of stock due and owing through the last day actually worked, plus an amount equal to the base salary and shares of stock under Section 3 King would have earned through the balance of the above notice period; thereafter, all of SPDV's obligations under this Agreement shall cease. SPDV may dismiss King without cause notwithstanding anything to the contrary contained in or arising from any statements, policies, or practices of SPDV relating to the employment, discipline, or termination of its employees.

(d) By Employer For Cause. At any time, and without prior notice, SPDV may terminate King for Cause (as defined below). SPDV shall pay and deliver to King all compensation and shares of stock then due and owing; thereafter, all of SPDV's obligations under this Agreement shall cease. Termination shall be for "Cause" if King: (1) acts in bad faith and to the detriment of SPDV; (2) refuses or fails to act in accordance with any specific appropriate direction or order of SPDV; (3) exhibits in regard to his employment unfitness or unavailability for service, misconduct, dishonesty, habitual neglect, or incompetence; (4) is convicted of a crime. If termination is due to King's disability, Section 4(b) above shall control, and not this subsection on termination for Cause.

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(e) By Employee Not for Cause. At any time, King may terminate his employment for any reason, with or without cause, by providing SPDV thirty (30) days' advance written notice. SPDV shall have the option, in its complete discretion, to make King's termination effective at any time prior to the end of such notice period, provided SPDV pays and delivers to King all compensation, including stock earned under Section 3, due and owing through the last day actually worked, plus an amount equal to the base salary King would have earned through the balance of the above notice period, not to exceed thirty (30) days; thereafter, all of SPDV's obligations under this Agreement shall cease.

(f) By Employee for Good Reason. King may terminate, without liability, the Period of Employment for Good Reason (as defined below), provided King gives SPDV thirty (30) days' advance written notice of the reason for termination and his intent to terminate this Agreement. So long as the reason is not SPDV's failure to pay the salary due under subsection 3 (a) above or failure to issue the stock pursuant to subsection 3(b) above. SPDV shall have an opportunity during the 30 day notice period to correct the condition constituting Good Reason. If the condition is remedied within this period, King's notice to terminate shall be rescinded automatically; if not remedied, termination shall become effective upon expiration of the above notice period. King shall have the right to terminate this agreement with 48 hours notice to SPDV in the event SPDV fails to pay the consideration due under subsections 3(a) or 3(b) above. In any event of termination under this subsection SPDV shall pay King all compensation due and owing through the last day actually worked, plus a lump-sum severance payment equal to one (1) month base salary, which payments shall be in lieu of any damages under this Agreement for any alleged breach. The parties agree that at the time of the making of this agreement the damages which King may suffer as a result of the Good Reason not being cured by SPDV are speculative, unknown and difficult or impossible to determine. They agree at this time the one months severance pay is a reasonable estimate at the time this contract is made to compensate King as Liquidated Damages for all damages which King would suffer as a result of a breach of this agreement. After making such payment of one months severance pay, all of SPDV's obligations under this Agreement, and all payment obligations of the Company shall cease. SPDV shall also have the option, in its complete discretion, to make King's termination effective at any time prior to the end of the notice period, provided that SPDV pays King all compensation due and owing through the balance of the notice period (not to exceed thirty (30) days), in addition to the payment of six (6) months' then current base salary. King shall be entitled to exercise his right to terminate this Agreement for Good Reason only if he gives the required notice not more than ten (10) days after the occurrence of the event that is the basis for the Good Reason.

Termination shall be for "Good Reason" if: (1) there is a material and adverse change in King's position, duties, responsibilities, or status with SPDV; (2) there is a reduction in King's salary then in effect, other than a reduction comparable to reductions generally applicable to similarly situated employees of

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SPDV; (3) there is a material reduction in King's benefits, other than a reduction comparable to reductions generally applicable to similarly situated employees of SPDV; or (4) SPDV materially breaches this Agreement. King shall not be entitled to terminate this Agreement for Good Reason if an event occurs that would otherwise constitute Good Reason, except that it results from a change in SPDV's status as defined in Section 4(g).

(g) Change in Employer Status. To the extent permitted by law, SPDV, in its sole discretion, may terminate the Period of Employment (in which case all of SPDV's obligations under this Agreement shall cease after payment of all compensation due and owing) upon any formal action of SPDV's management to terminate SPDV's existence or otherwise wind up its affairs, to sell all or substantially all of its assets, or to merge with or into another entity.

(h)  Termination Obligations.

         (1) King agrees that all property, including, without limitation, all equipment, tangible Proprietary Information (as defined below), documents, books, records, reports, notes, contracts, lists, computer disks (and other computer-generated files and data), and copies thereof, created on any medium and furnished to, obtained by, or prepared by King in the course of or incident to his employment, belongs to SPDV and shall be returned promptly to SPDV upon termination of the Period of Employment.

         (2) All benefits to which King is otherwise entitled shall cease upon King's termination, unless explicitly continued either under this Agreement or under any specific written policy or benefit plan of SPDV.

         (3) Upon termination of the Period of Employment, King shall be deemed to also be terminated from all offices and directorships then held with SPDV or any Affiliate.

         (4) The representations and warranties contained in this Agreement, SPDV's responsibilities under subsection 3(a) and 3(b) to pay salary and issue stock and, King's obligations under this Section 4(h) on Termination Obligations, Section 5 on Proprietary Information, and Section 6 on Inventions and Ideas shall survive the termination of the Period of Employment and the expiration of this Agreement.

         (5) Following any termination of the Period of Employment, King shall fully cooperate with SPDV in all matters relating to the winding up of pending work on behalf of SPDV and the orderly transfer of work to other employees of SPDV. At the Company's expense, King shall also cooperate in the defense of any action brought by any third party against SPDV that relates in any way to King's acts or omissions while employed by SPDV.

(i) SPDV agrees to provide King indemnify as provided for in California Corporations Code section 317 against any action brought by a third party that relates to King's duties as described above in subsection 2 (a).

5.  Proprietary Information.

(a) Defined. "Proprietary Information" is all information and any idea in whatever form, tangible or intangible, pertaining in any manner to the business of SPDV, or any Affiliate, or its employees, clients, consultants, or business associates, which was produced by any employee of SPDV in the course of his or her employment or otherwise produced or acquired by or on behalf of SPDV. Without limiting the foregoing definition, Proprietary Information and Proprietary Information shall include, but not be limited to: (1) formulas, teaching and development techniques, processes, trade secrets, computer programs, electronic codes, inventions, improvements, and research projects; (2) information about costs, profits, markets, sales, and lists of customers or clients; (3) business, marketing, and strategic plans; and (4) employee personnel files and compensation information. King should consult any SPDV procedures instituted to identify and protect certain types of Proprietary Information, which are considered by SPDV to be safeguards in addition to the protection provided by this Agreement. Nothing contained in those procedures or in this Agreement is intended to limit the effect of the other.

Proprietary information does not include:

         a) Any information disseminated to the public by the Company or which becomes part of the public domain through no wrongful act of King.

         b) Any information King knew prior to providing any consulting services to SPDV, which are protected by a separate non-disclosure agreement, currently in effect.

         c) Any information received by King without any wrong doing from someone outside the Company who obtained that information in a lawful manner and who does not have any obligation to keep the information confidential or proprietary.

(b) General Restrictions on Use. During the Period of Employment, King shall use Proprietary Information, and shall disclose Proprietary Information, only for the benefit of SPDV and as is necessary to carry out his responsibilities under this Agreement. Following termination, King shall neither, directly or indirectly, use any Proprietary Information nor disclose any Proprietary Information, except as expressly and specifically authorized in writing by SPDV for a period of three years after termination. The publication of any Proprietary Information through literature or speeches must be approved in advance in writing by SPDV.

(c) Location and Reproduction. King shall maintain at his work station and/or any other place under his control only such Proprietary Information as he has a current "need to know." King shall return to the appropriate person or location or otherwise properly dispose of Proprietary Information once that need to know no longer exists. King shall not make copies of or otherwise reproduce

Proprietary Information unless there is a legitimate business need for reproduction.

(d) Prior Actions and Knowledge. King represents and warrants that from the time of his first contact with SPDV, he has held in strict confidence all Proprietary Information and has not disclosed any Proprietary Information, directly or indirectly, to anyone outside of SPDV, or used, copied, published, or summarized any Proprietary Information, except to the extent otherwise permitted in this Agreement.

(e) Third-Party Information. King acknowledges that SPDV has received and in the future will receive from third parties their Proprietary information subject to a duty on SPDV's part to maintain the confidentiality of such information and to use it only for certain limited purposes. King agrees that he owes SPDV and such third parties, during the Period of Employment and thereafter, a duty to hold all such Proprietary information in the strictest confidence and not to disclose or use it except as necessary to perform his obligations hereunder and as is consistent with SPDV's agreement with such third parties.

(f) Competitive Activity. King acknowledges that the pursuit of the activities forbidden by this subsection would necessarily involve the use or disclosure of Proprietary Information in breach of the preceding subsections, but that proof of such a breach would be extremely difficult. To forestall such disclosure, use, and breach, and in consideration of the employment under this Agreement, King agrees that for a period of one (1) year after termination of the Period of Employment, he shall not, directly or indirectly, (1) divert or attempt to divert from SPDV (or any Affiliate) any business of any kind in which it is engaged, including, without limitation, the solicitation of or interference with any of its customers; (2) employ or solicit for employment any person currently employed by SPDV (or any subsidiary of SPDV); or (3) engage in any business activity that is or may be competitive with SPDV (or any subsidiary of SPDV) in any state where SPDV conducts its business, unless King can prove that any action taken in contravention of this subsection was done without the use in any way of Proprietary Information.

6.  Inventions and Ideas.

(a) Defined; Statutory Notice. The term "Invention/Idea" includes any and all ideas, processes, trademarks, service marks, inventions, technology, computer hardware or software, original works of authorship, designs, formulas, discoveries, patents, copyrights, products, and all improvements, know-how, rights, and claims related to the foregoing, that are conceived, developed, or reduced to practice by King (alone or with others), during the Period of Employment, except to the extent that California Labor Code Section 2870 lawfully prohibits the assignment of rights in such intellectual property.

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King acknowledges that he understands that this definition includes only those rights that may be lawfully assigned pursuant to California Labor Code Section 2870, which provides:

    "(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

          (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

          (2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable."

Nothing in this Agreement is intended to expand the scope of protection provided King by Sections 2870 through 2872 of the California Labor Code.

(c) Disclosure. King agrees to maintain adequate and current written records on the development of all Invention/Ideas and to disclose promptly to SPDV all Invention/Ideas and relevant records, which records will remain the sole property of SPDV. King further agrees that all information and records pertaining to any ideas, processes, trademarks, service marks, inventions, technology, computer hardware or software, original works of authorship, designs, formulas, discoveries, patents, copyrights, products, and all improvements, know-how, rights, and claims related to the foregoing ("Intellectual Property"), that King does not believe to be an Invention/Idea, but that is conceived, developed, or reduced to practice by King (alone or with others) during the Period of Employment (or during the post-employment period set forth in Section 6(e) below), shall be disclosed promptly to SPDV (such disclosure to be received in confidence). SPDV shall examine such information to determine if in fact the Intellectual Property is an Invention/Idea subject to this Agreement.

(d) Assignment. King agrees to assign to SPDV his entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention/Idea, which shall be the sole property of SPDV, whether or not patentable. In the event any Invention/Idea is deemed by SPDV to be patentable or otherwise registrable, King shall assist SPDV (at its expense) in obtaining letters patent or other applicable registrations thereon and shall execute all documents and do all other things necessary or proper thereto (including testifying at SPDV's

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expense) and to vest SPDV, or any entity or person specified by SPDV, with full and perfect title thereto or interest therein. At SPDV's expense, King shall also take any action necessary or advisable in connection with any continuations, renewals, or reissues thereof or in any related proceedings or litigation. Should SPDV be unable to secure King's signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, or other right or protection relating to any Invention/Idea, whether due to King's mental or physical incapacity or any other cause, King irrevocably designates and appoints SPDV and each of its duly authorized officers and agents as King's agent and attorney in fact, to act for and in King's behalf and stead and to execute and file any such document, and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed, delivered, and/or done by King.

(e) Exclusions. Except as described in Exhibit A1 attached to this Agreement, to the best of King's knowledge, there is no existing contract in conflict with this Agreement and there is no contract to assign any Intellectual Property that is now in existence between King and any other person or entity.

(f) Post-Termination Period. Because of the difficulty of establishing when any Intellectual Property is first conceived or developed by King, or whether it results from access to Proprietary Information or SPDV's equipment, supplies, facilities, or data, King agrees that any Intellectual Property shall be presumed to be an Invention/Idea, if reduced to practice by King or with the aid of King within one (1) year after termination of the Period of Employment. King can rebut the above presumption if he proves that the Intellectual Property (1) was developed entirely on King's own time without using SPDV's equipment, supplies, facilities, or trade secret information; (2) was not conceived or reduced to practice during the Period of Employment, or, if conceived or reduced to practice during this period, did not, at the time of conception or reduction to practice, relate to SPDV's business or actual or demonstrably anticipated research or development; and (iii) did not result from any work performed by King for SPDV.

7.  Arbitration.

(a) Arbitrable Claims. Disputes between King (and his attorneys, successors, and assigns) and SPDV (and its Affiliates, shareholders, directors, officers, employees, agents, successors, attorneys, and assigns) relating in any manner whatsoever to the employment or termination of King, with the exception of a breach by King of any responsibility under Section 5, 6 or 15 of this agreement, but including, without limitation, all disputes regarding the duties of the parties arising under this Agreement, ("Arbitrable Claims") shall be resolved by arbitration. All persons and entities specified in the preceding sentence (other

---------------
1     Exhibit A is included as a separate document, forwarded with these modifications to the Employment Agreement than SPDV and King) shall be considered third-party beneficiaries of the rights and obligations created by this Section on Arbitration. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state, or local law, statute, or regulation, excepting only claims under applicable workers' compensation law and unemployment insurance claims. Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims, except that SPDV may, at its option, seek injunctive relief and damages in court of law or equity for any breach of Sections 5 and 6, or under the provisions of Section 15 of this Agreement. Subject to the foregoing sentence, THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS.

(b) Procedure. Arbitration of Arbitrable Claims shall be in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association ("AAA Employment Rules"), except as provided otherwise in this Agreement. Prior to resorting to arbitration, the complaining party must first exhaust the procedures specified in any SPDV Employment Manual. Arbitration shall be initiated by providing written notice to the other party with a statement of the claim(s) asserted, the facts upon which the claim(s) are based, and the remedy sought. This notice shall be provided to the other party within six (6) months of the acts or omissions complained of. Any claim not initiated within this limitation period shall be null and void. EACH PARTY WAIVES ALL RIGHTS UNDER STATUTES OF LIMITATIONS OF DIFFERENT DURATION. In any arbitration, the burden of proof shall be allocated as provided by applicable law. Either party may bring an action in court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. All arbitration hearings under this Agreement shall be conducted in San Diego, California. The provisions of California Code of Civil Procedure section 1280 et. seq. shall govern the interpretation and enforcement of this Section 7.

(c) Arbitrator Selection and Authority. All disputes involving Arbitrable Claims shall be decided by a single arbitrator. The arbitrator shall be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the parties cannot agree on an arbitrator, then the complaining party shall notify the AAA and request selection of an arbitrator in accordance with the AAA Employment Rules. The arbitrator shall have the authority to award equitable relief, damages, costs, and fees as provided by law for the particular claim(s) asserted. The fees of the arbitrator shall be split between both parties equally. The arbitrator shall have exclusive authority to resolve all Arbitrable Claims, including, but not limited to, any claim that all or any part of this Agreement is void or unenforceable.

(d) Confidentiality. All proceedings and all documents prepared in connection with any Arbitrable Claim shall be confidential and, unless otherwise required by law, the subject matter thereof shall not be disclosed to any person other than the parties to the proceedings, their counsel, witnesses and experts, the arbitrator, and, if involved, the court and court staff. All documents filed with the arbitrator or with a court shall be filed under seal. The parties shall stipulate to all arbitration and court orders necessary to effectuate fully the provisions of this subsection concerning confidentiality.

(e) Continuing Obligations. The rights and obligations of King and SPDV set forth in this Section on Arbitration shall survive the termination of King's employment and the expiration of this Agreement.

8. Notices. Any notice under this Agreement must be in writing and shall be effective upon delivery by hand, upon facsimile transmission to the number provided below (if one is provided), or three (3) business days after deposit in the United States mails, postage prepaid, certified or registered, and addressed to SPDV or to King at the corresponding address below. King shall be obligated to notify SPDV in writing of any change in his address. Notice of change of address shall be effective only when done in accordance with this Section.

                  SPDV's Notice Address:

                  SpaceDev Inc.
                  Attn: President
                  7940 Silverton Ave. Suite 202
                  San Diego, California 92126

                  King's Notice Address:

                  Jan A. King
                  8444 Capricorn Way, Apt. 69
                  San Diego, California 92126

9. Action by SPDV. All actions required or permitted to be taken under this Agreement by SPDV, including, without limitation, exercise of discretion, consents, waivers, and amendments to this Agreement, shall be made and authorized only by the President or by his or her representative specifically authorized to fulfill these obligations under this Agreement.

10. Integration. This Agreement is intended to be the final, complete, and exclusive statement of the terms of King's employment by SPDV. This Agreement may not be contradicted by evidence of any prior or contemporaneous statements or agreements. To the extent that the practices, policies, or procedures of SPDV, now or in the future, apply to King and are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control.

11. Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by each of the parties. No failure to exercise and no delay in exercising any right, remedy, or power under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power under this Agreement preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.

12. Assignment; Successors and Assigns. King agrees that he will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement. Any such purported assignment, transfer, or delegation shall be null and void. Nothing in this Agreement shall prevent the consolidation of SPDV with, or its merger into, any other entity, or the sale by SPDV of all or substantially all of its assets, or the otherwise lawful assignment by SPDV of any rights or obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those specifically enumerated in this Agreement.

13. Severability. If any provision of this Agreement, or its application to any person, place, or circumstance, is held by an arbitrator or a court of competent jurisdiction to be invalid, unenforceable, or void, such provision shall be enforced to the greatest extent permitted by law, and the remainder of this Agreement and such provision as applied to other persons, places, and circumstances shall remain in full force and effect.

14. Attorneys' Fees. In any legal action, arbitration, or other proceeding brought to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs and the fees and costs of any arbitration itself.

15. Injunctive Relief. If (1) King refuses to perform the responsibilities outlined in Section 2 on Position and Responsibilities within the agreed upon Period of Employment, and King has no right to terminate the employment relationship pursuant to Section 4 on Termination of Employment, or (2) King breaches or threatens to breach any of the covenants in Section 5 on Proprietary Information and Section 6 on Inventions and Ideas, the parties acknowledge that the damage or imminent damage to SPDV's business or its goodwill would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, SPDV shall be entitled to injunctive relief or other equitable remedy provided by a court of equity against King in the event of any breach or threatened breach of such provisions by King, in addition to any other relief (including damages) available to SPDV under this Agreement or under law.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of California. Venue for any dispute shall be in San Diego County California.

17. Interpretation. This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party. By way of example and not in limitation, this Agreement shall not be construed in favor of the party receiving a benefit nor against the party responsible for any particular language in this Agreement.

18. Employee Acknowledgment. King acknowledges that he has had the opportunity to consult legal counsel in regard to this Agreement, that he has read and understands this Agreement, that he is fully aware of its legal effect (including notice of his statutory rights under Section 2870 of the California Labor Code, as set forth in the above Section on Inventions and Ideas), and that he has entered into it freely and voluntarily and based on his own judgment and not on any representations or promises other than those contained in this Agreement.

The parties have duly executed this Agreement as of the date first written above.


Jan A. King                                          SpaceDev Inc.


                                            By:
-------------------------------                  -------------------------------
                                                     President

                                    EXHIBIT A

               PATENTS/INVENTIONS AND OTHER INTELLECTUAL PROPERTY
                                 OF JAN A. KING
                       EXCLUDED FROM EMPLOYMENT AGREEMENT

The following are patents or inventions not patented, but reduced to practice and works authored by me that I consider excluded from my SpaceDev employment agreement:

 Method and Apparatus for Deploying a Satellite Network, U.S. Patent 5199672, dated April 6, 1993. NOTE: This patent has been fully assigned to Orbital Sciences Corp. of Dulles, VA.

Development of the Microsat Spacecraft Concept. A technology developed jointly by me and the Radio Amateur Satellite Corp. (AMSAT). This technology has been reduced to practice in 1989 and has been contributed by me to AMSAT, however, the rights to the technology remain with me and others who developed the technology. The technology is being held as a trade secret. AMSAT has sub licensed the technology to industry and to non-profit organizations.

M/N Series Resonant Orbits. A body of knowledge developed in a series of papers written by me. The papers describe the properties of a family of orbits most suitable when used for communications and certain remote sensing satellites.

Inverse Pseudolite Position Determination. A method of using a GPS Pseudolite in a reverse roll as a means of tracking lost or stolen objects. The technique uses the GPS constellation and sites similar to cellular radio base stations to locate a TAG carrying a pseudolite transmitter. The transmitter transmits a CDMA code identical to that of the GPS constellation (C/A only). The technique was invented by myself, Michael Carpenter and Gordon Hardman. The invention is currently being held as a trade secret. A similar technique seems to have been developed by the United States Air Force and the University of Vancouver, B.C.. A patent may or may not be filed by the inventors based on whether we can claim the invention.

Alternative Method of Spectrum Allocation and Assignment Coupled with a Spectrum
     Use Measurement System. This is a method of assigning users of the radio spectrum to channels, based on priority and demand and not based on the category of service concept (as is currently done). The technique is intended to capitalize on various changes taking place in telecommunications today, on a national and global basis. These include the increasing utilization of Spread Spectrum technology (CDMA) and the practice of "selling" radio spectrum to certain categories of users. In order to make such a scheme practical, a land/air/space based monitoring system would be utilized. This approach to monitoring the use of the radio spectrum would avoid spectrum "warehousing" and illegal usage of frequency bands. Both practices are common today. This technique was developed by Mr. Gordon Hardman, Mr. Bruce Ferguson and myself and is being kept as a trade secret at this time.